900 Northbrook Drive

Suite 200

Trevose, PA 19053

(610) 254-9022

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jane Park

Re: Strongbridge Biopharma plc – Request for Acceleration

Registration Statement on Form S-3

File No. 333- 254733

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Strongbridge Biopharma plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 254733) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Thursday, April 1, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Wendy Grasso, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (917) 993-3645.

STRONGBRIDGE BIOPHARMA PLC

By: _/s/ Richard Kollender____________________________

Richard Kollender

Chief Financial Officer